[ASBURY AUTOMOTIVE GROUP, INC. LETTERHEAD]

June 30, 2011

Via EDGAR

Mr. H. Christopher Owings

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Asbury Automotive Group, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed June 17, 2011
File No. 333-174217

Dear Mr. Owings:

Set forth below are the responses of Asbury Automotive Group, Inc. (“we,” “our,” or the “Company”) to the Securities and Exchange Commission (the “SEC” or the “Commission”) Staff’s comment letter, dated June 22, 2011, addressed to Elizabeth Chandler, Vice President, General Counsel and Corporate Secretary of the Company, concerning the above referenced filing. For ease of reference, we have included the text of each of the Staff’s comments in bold-face type below, followed by our response thereto.

Item 22. Undertakings, page II-6

1.	We note your response to comment seven in our letter dated June 1, 2011. You have provided the undertakings required by Item 512(g) of Regulation S-K, instead of Item 512(a) of Regulation S-K, as requested by such comment. Accordingly, we reissue such comment.

Response: We have revised the registration statement to include the required undertakings.

Item 5.2

2.	Please tell us why you believe it is necessary to exclude the laws, rules and regulations in the second paragraph on page 3 with respect to the four opinions given on page 2, as your exclusion seems overly broad. If such exclusions are unnecessary, then please delete them from the opinion letter.

Response: We have revised the opinion to delete unnecessary exclusions.

Exhibit 5.4

3.	Please delete the qualification “[o]ur opinions herein are based upon our consideration of only those Oregon statutes and regulations which, in our experience, are normally applicable to transactions of the type provided for in the Registration Statement,” or tell us why you believe this qualification is appropriate.

Response: We have revised the opinion to delete the qualifications as requested.

4.	Please tell us why you believe it is necessary to exclude the laws, rules and regulations in the third sentence of paragraph A on page 3 with respect to the four opinions given on page 3, as your exclusion seems overly broad. If such exclusions are unnecessary, then please delete them from the opinion letter.

Response: We have revised the opinion to delete unnecessary exclusions.

* * * * * * *

In responding to the Commission’s comments, the Company acknowledges responsibility for the accuracy and adequacy of the disclosure in our SEC filings in accordance with the Securities and Exchange Act of 1933 and all applicable Securities Act rules. In addition, the Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these responses, please do not hesitate to call me at 770-418-8200.

Very truly yours,
/s/ Elizabeth Chandler
Name:	Elizabeth Chandler
Title:	Vice President, General Counsel and Corporate Secretary